

July 20, 2007

By Facsimile (804) 775-1061 and U.S. Mail

Jane Whitt Sellers, Esq.
McGuireWoods LLP
One James Center
Richmond, Virginia 23219-4030

Re: Dominion Resources, Inc.
Schedule TO-I, July 10, 2007
File No. 005-78036

Dear Ms. Sellers:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1. We note that Dominion's common stock has recently traded at a premium to the price range offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

Summary Term Sheet, page ii
What will the purchase price for the shares be and what will be the form of payment? page ii

2. In light of the opportunity you have given to security holders to "check the box" indicating that they are willing to tender their shares at any price at or above the

minimum, include disclosure in a revised Schedule TO which explains that this feature may have the effect of decreasing the price at which any securities will be purchased. At present, the disclosure only indicates that this election could result in the shares being accepted for payment at the minimum price.

Withdrawal Rights, page 15

3. We note that participating shareholders may tender shares at different prices if they submit separate letters of transmittal. Expand to address whether holders who tendered at different prices or with separate letters of transmittal must submit separate withdrawal forms.

Conditions of the Offer, page 18

4. The disclosure in the first paragraph of this section states that for the company to be able to terminate the offer, one of the listed offer conditions must have been "triggered" **and** the company must make the secondary determination that, in its reasonable judgment:

   a. The event has occurred;
   b. The event is material; and
   c. the occurrence of the event "make it inadvisable to proceed with the Offer…"

   We agree that once an offer condition is implicated, you have the right to decide whether to go forward with the offer. However, if you decide to proceed in the face of a triggered offer condition, we believe this constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to option holders. Please confirm your understanding supplementally.

5. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

   - The second bullet point, which conditions the offer on whether **"**any change" has occurred in the general political or financial circumstances that you deem to be material;
   - The fourth bullet point, which references any national or international crisis affecting the US; and
   - The fifth bullet point, which references any limitation on the extension of credit and requires a secondary determination by Dominion as to the existence of the limitation.

6. Revise the penultimate bullet point to clarify whether you mean all material effects, or only negative material effects.

7. We note the language that any determination by Dominion concerning the events described in the conditions "will be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Dominion's determinations.

Financial Information, page 28

8. We note your statement that the financial information is "not material," and it is not clear to us why you have provided it. Since you have included this information anyway, revise this section to include the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A and the summary information required by Item 1010(c) of Regulation M-A.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions